Exhibit 99.2

A Leading Interactive Entertainment Company

# KING – A MOBILE GAMING LEADER

## Large and Highly Engaged Network

- 474M Monthly Active Users[1]
- 330M Monthly Unique Users[1]
- 133M Daily Active Users[1]
- 1.4B games played daily[1]

## Best-in-Class Franchise Portfolio

| Candy Crush | Farm Heroes | Pet Rescue | Bubble Witch |
|---|---|---|---|
| #1 & #2 in Match 3 subgenre[2]<br>92M DAU | #3 in Match 3 subgenre[2]<br>18M DAU | #1 in Clicker subgenre[2]<br>8M DAU | #1 in Bubble Shooter subgenre[2]<br>7M DAU |

## Leadership in Mobile

- 2 of Top 5 grossing games on Apple App Store and Google Play Store for three consecutive quarters[2]
- At least 3 of Top 15 grossing games on Apple App Store and Google Play Store for seven consecutive quarters[2]

## Robust, Established Organization

- 12 studios and approximately 1,600 employees[3]
- Strong studio system driven by dedicated, world-class talent
- Respected and experienced senior management team

## Strong Pipeline & Global Strategy

- Strong pipeline, regular content updates, and sequels to proven core franchises
- Diversifying portfolio into new genres that exhibit attractive monetization trends
- Targeting new geographies with potential in Asia

## Compelling Financial Performance

- $2.2B TTM Q3-15 gross bookings, 81% of which from mobile[4]
- $875M TTM Q3-15 Adjusted EBITDA, 42% Adjusted EBITDA margin[4]
- $920M cash and cash equivalents as of September 30, 2015

[1]Average for Q3-2015. See Appendix for definitions of Monthly Active Users, Monthly Unique Users, Daily Active Users.
[2]US rankings per App Annie Intelligence for Q3-2015. Bubble Witch ranking refers to Bubble Witch 2 Saga.
[3]As of September 30, 2015.
[4]Gross bookings, adjusted EBITDA and adjusted EBITDA margin are financial measures not calculated in accordance with IFRS. See disclosures in Appendix for details.

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# KING IS WELL-POSITIONED IN GROWING SEGMENT

## Strong business fundamentals

- 474M MAUs, 133M DAUs[1]
- Category-leading brands

**Highly engaged network in rapidly growing mobile segment[2] with best-in-class franchises**

## Strong pipeline for 2016 and beyond

- Plans to launch 3 new games from existing franchises by end of 2016
- Plans to launch mid-core title in 2016
- Rapid cadence of product updates and live operations to broaden audience and keep players engaged

**Opportunities to drive growth organically**

## Complementary transaction

- Potential to deploy complementary strengths, assets, operational expertise of both King and Activision Blizzard to better serve our players
- Ability to cross promote games, providing our players more opportunities to engage with our content

**Opportunity for growth upside through combination with Activision Blizzard**

[1]Average for Q3-2015. See Appendix for detailed definitions.
[2]See slide 10 for details. Sources include NPD, GFK, IDG, PWC, Niko.

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# KING PRELIMINARY Q3 2015 RESULTS & Q4 OUTLOOK

| | Q3 2015 Preliminary[1] | Prior Q3 2015 Outlook[1,2] |
|---|---|---|
| **Gross Bookings** | **$502M** | **$460-485M** |
| Adj. Revenue | $473M | |
| Adj. EBITDA | $180M | |
| % Margin | 38% | |
| MAUs | 474M | |
| MUUs | 330M | |
| DAUs | 133M | |
| MUPs | 6.8M | |
| MGABPPU[3] | $24.45 | |

- Exceeded high end of the guidance range for Q3 Gross Bookings
- Strong Adjusted EBITDA margin
- Large player network

| | Q4 2015 Outlook[1] |
|---|---|
| **Gross Bookings** | **$475-500M** |

- Based on the timing of game releases and recent trends, King expects gross bookings of $475-500M in Q4 2015[4]

**Two Top Five Grossing Games on Apple App Store and Google Play Store in the U.S. for third consecutive quarter in Q3[5]**

[1]Gross bookings, Adj. Revenue, Adj. EBITDA and Adj. EBITDA margin are financial measures not calculated in accordance with IFRS. See Appendix for details. Please also see Appendix for definitions of MAUs, MUUs, DAUs, MUPs and MGABPPU.
[2]Prior outlook provided August 13, 2015.
[3]Monthly Gross Average Bookings per Paying User.
[4]Reflects King's expectation as of November 2, 2015.
[5]US rankings per App Annie Intelligence.

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APPENDIX

KING KEY METRICS AND DEFINITIONS • Daily Active Users (DAUs) are the number of individuals who played one of our games during a particular day. We calculate average DAUs by adding the total number of DAUs for each day in a period and dividing by the number  of days in the period. • Monthly Active Users (MAUs) are the number of individuals who played a particular game in the 30?day period ending with the measurement date. We calculate average MAUs by adding the total number of active users as of  the end of each month in a given period an dividing by the number of months in  the period. • Monthly Unique Users (MUUs)1 are the number of unique individuals who played any of our games on a particular platform in the 30?day period ending with the measurement date. We calculate average MUUs by adding the total number of unique users as of  the end of each month in a given period and dividing by the number of months in  the period. • Monthly Unique Payers (MUPs)1 are the number of unique individuals who made a purchase of a virtual currency at least once on a particular platform in the  30?day period ending with the measurement date. We calculate average MUPs by adding the total  number of unique payers as of the end of each month in a period and dividing by  the number of months in the period. • Monthly Gross Average Bookings per Paying User (MGABPPU) is calculated by dividing (1) our total gross bookings in a given period, by (2) the number of months in that period, divided by, (3) the average number of  MUPs during the period. 1Because we cannot always distinguish unique individuals playing across  multiple platforms, an individual or payer who plays or pays on two different platforms (e.g.  Facebook and mobile) may be counted as two MUUs in the event we cannot de?duplicate. This is consistent with industry practice 30

KING USE OF NON-GAAP MEASURES • King Digital Entertainment plc uses International Financial Reporting Standards (“IFRS”). In addition to IFRS financials, this presentation includes certain financial measures not based on IFRS, including gross bookings, adjusted  revenue, adjusted EBITDA, and adjusted EBITDA margin. These non?GAAP measures are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The non?GAAP financial measures used by King may differ from the non?GAAP  financial measures used by other companies, and are not intended to be considered in isolation  or as a substitute for the financial information prepared and presented in accordance with  IFRS. Some limitations of the non?GAAP financial measures are included in Appendix. 31

KING NON-GAAP AND OTHER FINANCIAL MEASURES AND DEFINITIONS • Gross Bookings: Gross bookings is a non?GAAP financial measure that is not calculated in accordance with IFRS. Gross bookings is the economic benefit collected from the sale of virtual items and for access to skill tournaments. The Company uses gross bookings to evaluate the results of operations, generate future operating plans and assess performance. While King believes that this non?GAAP financial measure provides a meaningful measurement of the business performance during a particular period because it measures the total cash spend by players in the period, this information should be considered as supplemental in nature and is not meant as a substitute for revenue recognized in accordance with IFRS. In addition, other companies, including companies within our industry, may calculate gross bookings differently or not at all, which reduces its usefulness as a comparative measure. • Adjusted Revenue: Adjusted revenue is a non?GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted revenue as revenue adjusted to include changes in deferred revenue. King believes that adjusted revenue is a useful metric for calculating adjusted EBITDA margin and understanding our operating results and ongoing profitability. • Adjusted EBITDA and Adjusted EBITDA Margin: Adjusted EBITDA and adjusted EBITDA margin are non?GAAP financial measures that are not calculated in accordance with IFRS. King defines adjusted EBITDA as profit (loss), adjusted for income tax expense (credit), foreign currency exchange loss (gain), acquisition?related (benefit) expense (including acquisition?related contingent consideration fair value adjustments and other acquisition?related adjustments), non?operating (income) expense, net finance (income) costs, depreciation, amortization, share?based and other equity?related compensation (including social security charges associated therewith) and changes in deferred revenue. King defines adjusted EBITDA margin as adjusted EBITDA as a percentage of adjusted revenue. King believes that adjusted EBITDA and adjusted EBITDA margin are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because it permits investors to evaluate our recurring profitability from our ongoing operating activities. King also uses these measures internally to establish forecasts, budgets and operational goals and to manage and monitor our business, as well as evaluating our ongoing and historical performance. Adjusted EBITDA and adjusted EBITDA margin have certain limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. Other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, limiting its usefulness as a direct comparative measure. • Reconciliations of these non?IFRS measures to the most directly comparable IFRS measure are included in this appendix. 32

KING RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES – Q3 2015 TRAILING TWELVE MONTHS REVENUE TO GROSS BOOKINGS ($mm) Q4?14 Q1?15 Q2?15 Q3?15 TTM Q3?15 Revenue 545.6 569.5 489.5 479.7 2,084.3 Sales tax 27.4 34.9 30.0 29.3 121.6 Other revenue (1.8) (1.6) (1.6) (1.5) (6.5) Movement in player wallet and other 1.5 1.4 1.2 1.0 5.1 adjustments Change in deferred revenue 13.6 0.3 10.4 (6.3) 18.0 Gross bookings 586.3 604.5 529.5 502.1 2,222.4 Amounts are presented as calculated. Therefore the sum, as presented, may differ due to the impact of rounding. 33

KING RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES – Q3 2015 TRAILING TWELVE MONTHS REVENUE TO ADJUSTED REVENUE ($mm) Q4?14 Q1?15 Q2?15 Q3?15 TTM Q3?15 Revenue 545.6 569.5 489.5 479.7 2,084.3 Change in deferred revenue 13.6 0.3 10.4 (6.3) 18.0 Adjusted revenue 559.2 569.8 499.9 473.4 2,102.3 34

KING RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES – Q3 2015 TRAILING TWELVE MONTHS PROFIT TO ADJUSTED EBITDA ($mm) Q4?14 Q1?15 Q2?15 Q3?15 TTM Q3?15 Profit 140.6 164.1 119.3 142.7 566.7 Add: Income tax expense 63.5 46.8 40.3 31.2 181.8 Foreign currency exchange (gain) loss (15.1) (4.9) 3.9 (1.6) (17.7) Acquisition?related (benefit) expense 0.5 5.4 0.5 (12.5) (6.1) Non?operating expense (income) 1.5 (0.0) 0.0 ? 1.5 Net finance costs 0.2 0.2 0.2 0.3 0.9 Share?based and other equity?related 27.1 32.7 26.5 19.5 105.8 compensation Change in deferred revenue 13.6 0.3 10.4 (6.3) 18.0 Depreciation and amortization 5.6 5.7 6.4 7.3 25.0 Adjusted EBITDA 237.3 250.2 207.4 180.4 875.3 % Adjusted EBITDA margin 42% 44% 41% 38% 42% Amounts are presented as calculated. Therefore the sum, as presented, may differ due to the impact of rounding. 35